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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

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                         COMMUNICATIONS CENTRAL INC.
                          (Name of Subject Company)

                         COMMUNICATIONS CENTRAL INC.
                      (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)
                                 203388 10 3
                    (Cusip Number of Class of Securities)

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                              RODGER L. JOHNSON
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         COMMUNICATIONS CENTRAL INC.
                           1150 NORTHMEADOW PARKWAY
                                  SUITE 118
                            ROSWELL, GEORGIA 30076
                                (770) 442-7300
          (Name, Address and Telephone Number of Persons Authorized
            to Receive Notices and Communications on Behalf of the
                        Person Filing this Statement)

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                                   Copy to:
                           J. STEPHEN HUFFORD, ESQ.
                              HUNTON & WILLIAMS
                          600 PEACHTREE STREET, N.E.
                                  SUITE 4100
                            ATLANTA, GEORGIA 30308

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                                 INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly-owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation (the "Parent" or
"PhoneTel"), to purchase all of the Shares (as defined below) of Communications Central Inc., a Georgia corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase dated March 20, 1997, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9 (the "Offer to Purchase").

ITEM 1. SECURITY AND SUBJECT COMPANY.

   The name of the subject company is Communications Central Inc., a Georgia corporation. The address of the principal executive office of the Company is 1150 Northmeadow Parkway, Suite 118, Roswell, Georgia 30076. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

   This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated March 20, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by PhoneTel and the Purchaser relating to an offer by the Purchaser to purchase all outstanding shares of the Company's Common Stock (the "Shares") at $12.85 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The principal executive offices of each of the Purchaser and Parent are located at 1127 Euclid Avenue, Suite 650, Cleveland, Ohio 44115-1601. Unless the context otherwise requires, all references to Shares in this Schedule 14D-9 shall include the associated rights to purchase shares of Common Stock of the Company (the "Rights"), and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Shareholder Rights Agreement dated as of July 25, 1995 between the Company and First Union National Bank of North Carolina, as amended by Amendment No. 1 thereto dated as of March 13, 1997 (the "Rights Agreement").

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 14, 1997 (the "Merger Agreement"), by and among the Company, the Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit
(c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, upon the satisfaction or waiver of certain conditions, the Purchaser and the Company will consummate a merger (the "Merger"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

   (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   (b) Descriptions of (i) the Merger Agreement, (ii) the Escrow Agreement by and among First Union National Bank of Georgia, as Escrow Agent, the Company and the Parent, (iii) certain employment and stock option agreements between the Company and certain of its officers, (iv) the Company's indemnification and insurance arrangements with and for its directors and executive officers and (v) Non-Competition Agreements between the Parent and certain of the Company's officers are set forth below. Except as described herein, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, the Parent, the Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT

   The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (c)(1) to this Schedule 14D-9

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and incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in
Section 8 of the Offer to Purchase.

   The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the Minimum Condition (as defined below), or amend any condition of the Offer in a manner adverse to the holders of Shares, except that (i) PhoneTel or the Purchaser can waive the Minimum Condition without the written consent of the Company in the event that at least 50.1% of the Shares outstanding on a fully diluted basis are validly tendered and not withdrawn on or prior to the expiration of the Offer and (ii) if on the initial scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the expiration date for one or more periods totalling not more than thirty days or as may reasonably be necessary to comply with any legal or regulatory requirements. The Merger Agreement provides that if, immediately prior to the expiration date of the Offer, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal more than 75% of the outstanding Shares but less than 90%, the Purchaser may extend the Offer for a period not to exceed 20 business days. Notwithstanding the foregoing, the Merger Agreement provides that the Offer may not be extended beyond the date of termination of the Merger Agreement pursuant to the terms thereof.

   Conditions to the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that relates to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), has not expired or terminated, (ii) there has not been validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least seventy-five percent (75%) of the Shares outstanding in a fully diluted basis (as used herein "fully diluted basis" takes into account issued and outstanding Shares and Shares subject to issuance under outstanding options and warrants (the "Minimum Condition"), (iii) PhoneTel has not received financing sufficient in amount to enable it and the Purchaser to consummate the Offer and the Merger and to refinance certain indebtedness for borrowed money of the Company and to pay related fees and expenses (the "Financing Condition") or (iv) at any time on or after the date of the Merger Agreement and before the time of acceptance for payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser, in its judgment reasonably exercised, to have occurred:

   (a) any threatened or pending suit, action or proceeding by any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or agency (i) seeking to prohibit or place material limitations on PhoneTel's or Purchaser's ownership or operation of the Company, (ii) challenging the acquisition of the Shares by PhoneTel or the Purchaser or (iii) seeking to place limitations on the ability of PhoneTel or the Purchaser to fully exercise rights in connection with the Shares;

   (b) any statute, rule, regulation, judgment, order or injunction is enacted, entered, promulgated or deemed applicable that directly or indirectly is likely to result in the consequences referred to in paragraph
(a) above;

   (c) any general suspension of trading on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market, Inc. National Market for a period in excess of 24 hours or any decline in the Dow Jones Industrial Average or the Standard & Poor's Index of 400 Industrial Companies or in the New York Stock Exchange Composite Index in excess of 15%;

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   (d) any event or events occurring after the date of the Merger Agreement that individually or in the aggregate would be materially adverse to the Company and its subsidiaries taken as a whole;

   (e) the Board of Directors of the Company withdraws or adversely modifies its recommendation of the Offer, the Merger or the Merger Agreement;

   (f) the representations and warranties of the Company are not true and correct;

   (g) the Company fails to perform any obligation or covenant under the Merger Agreement;

   (h) any person acquires beneficial ownership of at least 20% of the Company's Common Stock; or

   (i) the Merger Agreement is terminated in accordance with its terms.

   The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the election of PhoneTel and in accordance with Georgia law, in the event that PhoneTel shall acquire, directly or indirectly, at least 90% of the outstanding Shares of the Company, at the effective time of the Merger (the "Effective Time"), the Company shall be merged with and into the Purchaser and, as a result of the Merger, the separate corporate existence of the Company shall cease and the Purchaser shall continue as the surviving corporation (sometimes referred to as the "Purchaser Surviving Corporation" or the "Surviving Corporation").

   In the event that PhoneTel does not so elect or does not acquire at least 90% of the outstanding Shares, then at the Effective Time the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (sometimes referred to as the "Company Surviving Corporation" or the "Surviving Corporation").

   The respective obligations of PhoneTel and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived, in whole or in part, jointly by PhoneTel and the Company to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger; (iii) PhoneTel, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of PhoneTel's and the Purchaser's obligations under the Merger Agreement; and (iv) the applicable waiting period under the HSR Act shall have expired or been terminated.

   In addition, the obligations of PhoneTel and the Purchaser to consummate the Merger are subject to the fulfillment of the condition, which may be waived by PhoneTel and the Purchaser, that the Company comply with its obligations regarding the Company's or any of its Subsidiaries' outstanding options and warrants, stock option plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries, as more fully described below.

   At the Effective Time, (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by PhoneTel, the Purchaser or any other wholly owned Subsidiary of PhoneTel, or any Shares which are held by shareholders exercising dissenters' rights under Georgia law) will be converted into the right to receive the price per share paid pursuant to the Offer and (ii) each issued and outstanding share of the common stock, par value $.01 per share, of the Purchaser will be converted into one share of common stock of the Company Surviving Corporation or shall remain outstanding and constitute shares of the Purchaser Surviving Corporation, as the case may be, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

   The Company's Board of Directors. The Merger Agreement provides that promptly after the purchase by the Purchaser of at least a majority of the outstanding Shares, PhoneTel shall be entitled to

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designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors designated by PhoneTel) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will, upon request of the Purchaser, promptly use its best reasonable efforts, including amending its By-laws, if necessary, either to increase the size of the Company's Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable PhoneTel's designees to be elected to the Company's Board of Directors. In the event that PhoneTel's designees are elected to the Company's Board of Directors, until the Effective Time, the Company's Board of Directors will have at least three directors who were directors on the date of the Merger Agreement and who would constitute Continuing Directors for purposes of Article VII of the Company's Articles of Incorporation. The Company's obligation to appoint PhoneTel's designees to the Company's Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

   Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement and, after consultation with PhoneTel, to respond promptly to any comments made by the Commission with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with PhoneTel and its counsel and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger. The Company has agreed to include in the Proxy Statement the recommendation of the Company's Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. PhoneTel has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other Subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

   The Merger Agreement provides that in the event that PhoneTel, the Purchaser or any other Subsidiary of PhoneTel acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, PhoneTel, the Purchaser and the Company will, at the request of PhoneTel and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Georgia law.

   Options and Warrants. Pursuant to the Merger Agreement, at the Effective Time, each holder of then outstanding options (collectively, the "Options") or warrants (collectively, the "Warrants") to purchase Shares granted by the Company, whether or not then exercisable, will be entitled to receive, and will receive, in settlement of each Option or Warrant an amount in cash equal to the difference between the Offer Price and the per Share exercise price of such Option or Warrant. Prior to the Effective Time, the Company shall use its best efforts to obtain all necessary consents or releases from holders of outstanding Options or Warrants, to the extent required by the terms of the plans or agreements governing such Options or Warrants, as the case may be, or pursuant to the terms of any Option or Warrant granted thereunder. Except as may be otherwise agreed to by PhoneTel or the Purchaser and the Company, the Company shall take all action necessary to ensure that: (i) the Company's 1991 Stock Option Plan, 1993 Stock Option Plan, as amended and restated as of October 11, 1995, and the Stock Option Plan for Directors (collectively, the "Stock Option Plans") shall have been terminated as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance

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or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries shall be cancelled as of the Effective Time and
(ii) following the Effective Time, (a) no participant in any Stock Option
Plan or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof and all such plans shall have been terminated, and (b) the Company will not be bound by any convertible security, option, warrant, right or agreement which would entitle any person to own any capital stock of the Company, the Surviving Corporation or any Subsidiary thereof.

   Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or agreed to in writing by PhoneTel, prior to the time the designees of the Purchaser constitute a majority of the Company's Board of Directors (the "Appointment Date"), the business of the Company and its Subsidiaries will be conducted only in the ordinary and usual course and to the extent consistent therewith, each of the Company and its Subsidiaries will use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and (a) the Company will not, directly or indirectly, (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its Subsidiaries beneficially owned by it, except upon the exercise of Warrants or Options or other rights to purchase shares of Common Stock outstanding on the date of the Merger Agreement; (ii) amend its Articles of Incorporation or By-laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the Subsidiaries of the Company; and (b) neither the Company nor any of its Subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Warrants or Options outstanding on the date of the Merger Agreement; (iii) transfer, lease, license, sell, or dispose of any assets, or incur any indebtedness or other liability other than in the ordinary course of business, or mortgage, pledge or encumber any assets or modify any indebtedness; (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (v) grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its executive officers or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (vi) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries; (vii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to PhoneTel; (viii) enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business; (ix) change any of the accounting methods used by it unless required by generally accepted accounting principles ("GAAP"), make any material tax election, change any material tax election already made, adopt any material tax accounting method, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; or (x) enter into any agreement with respect to the foregoing or take any action with the intent of causing any of the conditions to the Offer set forth in Section 14 of the Offer to Purchase not to be satisfied.

   Pursuant to the Merger Agreement, the Company has agreed to provide such assistance as PhoneTel may reasonably request in connection with the securing of funds sufficient for PhoneTel and Purchaser to consummate the transactions contemplated by the Merger Agreement including, without limitation, using its reasonable best efforts to (i) make available on a timely basis such financial information of the Company and its Subsidiaries as may reasonably be required in connection with any such financing, (ii) obtain customary "cold comfort" letters and updates thereof from the Company's independent certified

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public accountants and customary opinion letters from the Company's attorneys, and (ii) make available representatives of the Company and its accountants and attorneys in connection with any such financing, including for purposes of due diligence and marketing efforts related thereto.

   No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its Subsidiaries will (and the Company and its Subsidiaries will cause their respective officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than PhoneTel, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its Subsidiaries or any capital stock of the Company or any of its Subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any Subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Merger Agreement does not prohibit the Company and the Company's Board of Directors from (i) taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that, except as permitted under the terms of the Merger Agreement, neither the Company's Board of Directors nor any committee thereof shall approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal or withdraw or modify, or propose to withdraw or modify, in a manner adverse to PhoneTel or the Purchaser, the approval or recommendation of the Company's Board of Directors, or any such committee thereof, of the Offer, the Merger Agreement or the Merger. The Company also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing.

   The Merger Agreement provides that, notwithstanding the foregoing, the Company, prior to the acceptance of Shares pursuant to the Offer, may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group has, on an unsolicited basis, submitted a bona fide written proposal to the Company relating to any such transaction, which the Company's Board of Directors determines in good faith, after receiving advice from a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and which the Company's Board of Directors determines in good faith can be fully financed and (ii) in the opinion of the Company's Board of Directors, only after receipt of advice from outside legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be expected to cause the Company's Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfies clauses (i) and (ii) above is referred to in the Merger Agreement as a "Superior Proposal"). The Company will, within one business day following receipt of a Superior Proposal, notify PhoneTel of the receipt of the same. The Company will promptly provide to PhoneTel any material non-public information regarding the Company provided to any other party which was not previously provided to PhoneTel. At any time after two business days following notification to PhoneTel of its intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if permitted to do so pursuant to the terms of the Merger Agreement, the Company's Board of Directors may withdraw or modify its approval or recommendation of the Offer.

   In the event of a Superior Proposal which (i) is to be paid entirely in cash and (ii) is not subject to any financing condition or contingency, the Company may enter into an agreement with respect to such Superior Proposal no sooner than four days after giving PhoneTel written notice of its intention to enter into such agreement; provided that the Purchaser or PhoneTel has not, prior to the expiration of such four-day period, advised the Company of its intention to raise the Offer Price to match such Superior

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Proposal and has waived the Financing Condition, unless the sole reason for the Financing Condition not to be waived is the failure of the Company to satisfy its obligations under the Merger Agreement to render assistance in securing financing. Upon expiration of such four-day period without such action by the Purchaser or PhoneTel, the Company may enter into an agreement with respect to such Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification), provided it shall concurrently with entering into such agreement pay or cause to be paid to PhoneTel an amount equal to the greater of $2,000,000 or an amount equal to the actual, reasonable and reasonably documented out-of-pocket fees and expenses incurred by PhoneTel and the Purchaser in connection with the Offer, the Merger, the Merger Agreement, the consummation of the transactions contemplated under the Merger Agreement and the financing therefor, provided that in no event shall the Company be obligated to pay any such fees and expenses in excess of $2,500,000.

   Indemnification and Insurance. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its Subsidiaries, and persons who become any of the foregoing prior to the Effective Time, with respect to matters occurring at or prior to the Effective Time to the full extent permissible under applicable Georgia law, the terms of the Company's Articles of Incorporation or the By-laws, as in effect as of the date of the Merger Agreement. The Merger Agreement also provides that PhoneTel or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time, provided, that PhoneTel may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers. PhoneTel has also agreed that if the existing D&O Insurance expires, is terminated or cancelled during such period, PhoneTel or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event will it be required to pay aggregate annual premiums for such insurance in excess of $103,250. If PhoneTel or the Surviving Corporation is unable to obtain the amount of D&O Insurance required for such aggregate annual premium, PhoneTel or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for $103,250.

   Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to PhoneTel and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, its Rights Agreement, information in the Proxy Statement and the absence of any material adverse effect on the Company since December 31, 1996.

   In addition, the Company has represented that, subject to certain exceptions, the Company has good and marketable title, free of all liens, charges, claims or encumbrances, to at least 20,000 pay telephones and at least 5,800 prison phones in operation, subject to enforceable site location arrangements and generating income for the Company. The Company also represented that the average term of such site location agreements for each telephone (excluding prison phones) is at least 40 months and the average term of such site location agreements for each prison phone is at least 28 months.

   The Company further represented that, as of the date of the Merger Agreement and as of the closing of the Merger, the average net revenue per pay telephone (excluding prison phones) in operation as of the date of the Merger Agreement shall be at least $90 and the average net revenue per prison phone in operation as of the date of the Merger Agreement shall be at least $145. For purposes of the Merger Agreement, average net revenue for such pay telephones shall mean the average of the monthly gross revenues minus telephone bills and commissions (assuming dial-around compensation is based on the state of the law existing prior to September 20, 1996) for the 18 months prior to the date of the Merger Agreement. In addition, average net revenue from operator service providers shall only include revenues received by the Company from such providers.

   Termination; Fees. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, (a) by mutual written consent of PhoneTel and the Company, (b) by either the Company or PhoneTel (i) if (x) the Offer shall have expired without any Shares being purchased therein or (y) the Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by May 19, 1997, provided, that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of PhoneTel or the Purchaser to purchase the Shares on or before such date; or (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable, (c) by the Company (i) if PhoneTel, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (c)(i) if the Company is at such time in breach of its obligations under the Merger Agreement such as to cause a material adverse effect on the Company and its Subsidiaries, taken as a whole; (ii) if PhoneTel or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to PhoneTel or the Purchaser, as applicable; (iii) in connection with entering into a definitive agreement with respect to a Superior Proposal in accordance with the Merger Agreement, provided it has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of an amount equal to the greater of $2,000,000 or an amount equal to the actual, reasonable and reasonably documented out-of-pocket fees and expenses incurred by PhoneTel and the Purchaser in connection with the Offer, the Merger, the Merger Agreement, the consummation of the transactions contemplated under the Merger Agreement and the financing therefor, provided that in no event shall the Company be obligated to pay any such fees and expenses in excess of $2,500,000, or (d) by PhoneTel (i) if, due to an occurrence, not involving a breach by PhoneTel or the Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions to the Offer set forth in Section 14 of the Offer to Purchase, PhoneTel, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) would give rise to the failure of a condition described in clauses (f) and (g) of
Section 14 of the Offer to Purchase and (y) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (iii) upon the occurrence of any event set forth in clause
(e) of Section 14 of the Offer to Purchase.

   In accordance with the Merger Agreement, if (x) PhoneTel terminates the Merger Agreement pursuant to clause (d)(iii) of the immediately preceding paragraph, (y) the Company terminates the Merger Agreement pursuant to clause
(c)(iii) of the immediately preceding paragraph, or (z) either the Company or PhoneTel terminates the Merger Agreement pursuant to clause (b)(i) of the immediately preceding paragraph and prior thereto there shall have been publicly announced another Acquisition Proposal or an event set forth in clause (h) of Section 14 of the Offer to Purchase shall have occurred, the Company has agreed to pay to PhoneTel an amount equal to the greater of $2.0 million or an amount equal to PhoneTel's actual, reasonable and reasonably documented out-of-pocket fees and expenses incurred by PhoneTel and the Purchaser in connection with the Offer, the Merger, the Merger Agreement, the consummation of the Offer and the Merger and the financing therefor, provided that in no event shall the Company be obligated to pay such fees and expenses in excess of $2,500,000.

   The Merger Agreement also provides that if the Company terminates the Merger Agreement (i) pursuant to clause (b)(i) above and the sole reason for PhoneTel's failure to purchase Shares in the Offer is PhoneTel's failure to satisfy the Financing Condition (except if the sole reason for PhoneTel's failure to satisfy the Financing Condition is the failure of the Company to satisfy its obligations under the Merger Agreement to render assistance in securing financing) or (ii) pursuant to clause (c)(i) above, then PhoneTel shall pay to the Company an amount equal to the Company's reasonable legal fees and expenses incurred as of the date of such termination with respect to the Merger Agreement and the transactions contemplated therein.

ESCROW AGREEMENT

   In connection with the execution and delivery of the Merger Agreement, PhoneTel, the Company and First Union National Bank of Georgia, a national banking association, as escrow agent (the "Escrow Agent"), entered into an Escrow Agreement in the form attached as Exhibit (c)(2) hereto. In accordance with the Escrow Agreement, PhoneTel has deposited $5,000,000 (the "Escrow Amount") with the Escrow Agent to be held and disposed of by the Escrow Agent pursuant to the terms of Escrow Agreement. In the event that the Merger Agreement is terminated solely due to the failure of either (i) the Minimum Condition (provided at least 50.1% of the Shares outstanding on a fully diluted basis have been validly tendered and not withdrawn), or (ii) the Financing Condition (unless the failure of such Financing Condition is due solely to the failure of the Company to satisfy its obligations under the Merger Agreement to render assistance in securing financing necessary to satisfy the Financing Condition), then the Company will be entitled to receive the entire Escrow Amount, as liquidated damages, and neither the Company nor PhoneTel nor the Purchaser will have any other rights or remedies in respect of the Merger Agreement. Delivery of funds by the Escrow Agent to the applicable parties shall be made pursuant to the terms of the Escrow Agreement.

EMPLOYMENT AND STOCK OPTION AGREEMENTS

   On November 6, 1996, Communications Central of Georgia, Inc. ("CCG"), a wholly owned Subsidiary of the Company, entered into an Employment Agreement with Mr. Rodger L. Johnson pursuant to which Mr. Johnson serves as the President and Chief Executive Officer of CCG and the Company. The Employment Agreement provides that Mr. Johnson will serve for a period of two years, with automatic successive one year renewal periods thereafter unless the Employment Agreement is terminated by CCG or Mr. Johnson. Mr. Johnson receives a base salary of $228,000 per year, subject to periodic increases at the discretion of the Compensation Committee of the Board of Directors, and is eligible to receive an annual bonus equal to a percentage of his base salary. The Employment Agreement may be terminated by CCG at any time for cause or for any reason upon 60 days prior written notice. Mr. Johnson may terminate the Employment Agreement at any time if his health should become seriously impaired or for any reason upon 60 days prior written notice. Pursuant to this Employment Agreement, if Mr. Johnson's employment is terminated following a change in control, as defined therein, he is entitled to liquidated damages or severence from the Company (or both) in an amount equal to $200,000. Pursuant to the Merger Agreement, PhoneTel has agreed to cause the Surviving Corporation to honor this obligation. A copy of Mr. Johnson's Employment Agreement is attached as Exhibit (c)(3) hereto and a copy of the Merger Agreement is attached as Exhibit (c)(1) hereto.

   In connection with the execution of the Employment Agreement described above, the Company entered into a Stock Option Agreement dated as of November 6, 1996 with Mr. Johnson pursuant to which Mr. Johnson was granted an option to purchase up to 500,000 shares of the Company's Common Stock, at an exercise price of $6.50 per share. The option vested as to 74,999 shares on November 6, 1996 and vests as to 225,001 shares in monthly increments beginning on December 1, 1996 and continuing through November 1, 1999. The option vests as to the remaining 200,000 shares if the price of the Company's Common Stock reaches and maintains certain established target levels or on November 6, 2000 if Mr. Johnson is still employed by the Company. The Option terminates on November 6, 2005 or, if earlier, three months after the termination of Mr. Johnson's employment, except in the case of his disability or death, in which cases the option terminates one year after Mr. Johnson's retirement from the Company due to disability or his death, respectively. A copy of Mr. Johnson's Stock Option Agreement is filed as Exhibit (c)(4) hereto.

   On January 2, 1996, the Company entered into a Stock Option Agreement with Anthony J. Palermo, the Company's Vice President, Sales and Marketing, pursuant to which Mr. Palermo was granted an option to purchase up to 90,000 shares of the Company's Common Stock at an exercise price of $4.50 per share. The option vested as to 13,500 shares on January 2, 1997 and vests as to 40,500 shares in monthly increments beginning on February 1, 1997 and continuing through January 1, 2000. The option vests as to the remaining 36,000 shares if the price of the Company's Common Stock reaches and maintains certain established target levels or on January 2, 2001 if Mr. Palermo is still employed by the Company. The

Option terminates on January 2, 2006 or, if earlier, three months after the termination of Mr. Palermo's employment, except in the case of his disability or death, in which cases the option terminates one year after his retirement from the Company due to disability or his death, respectively. A copy of Mr. Palermo's Stock Option Agreement is filed as Exhibit (c)(5) hereto.

   On January 15, 1996, the Company entered into a Stock Option Agreement with C. Douglas McKeever, the Company's Vice President, Finance, pursuant to which Mr. McKeever was granted an option to purchase up to 60,000 shares of the Company's Common Stock at an exercise price of $5.25 per share. The option vested as to 9,000 shares on January 15, 1997 and vests as to 27,000 shares in monthly increments beginning on February 1, 1997 and continuing through January 1, 2000. The option vests as to the remaining 24,000 shares if the price of the Company's Common Stock reaches and maintains certain established target levels or on January 15, 2001, if Mr. McKeever is still employed by the Company. The option terminates on January 15, 2006 or, if earlier, three months after the termination of Mr. McKeever's employment, except in the case of his disability or death, in which cases the option terminates one year after his retirement from the Company due to disability or his death, respectively. A copy of Mr. McKeever's Stock Option Agreement is filed as Exhibit (c)(6) hereto.

   Pursuant to the terms of the Merger Agreement, at the Effective Time, all holders of Options or Warrants, including each of Messrs. Johnson, Palermo and McKeever will receive, in settlement of his or her Options, whether or not such Options are then exercisable pursuant to the terms of the Stock Option Agreements described above, for each Share subject to an Option, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per share exercise price of such Option.

INDEMNIFICATION AGREEMENTS AND ARRANGEMENTS

   The Company has previously entered into Indemnification Agreements with each of its executive officers and directors. The indemnification agreements generally provide (i) for indemnification from any and all liabilities, obligations, damages, costs, actions, suits, proceedings, assessments, judgments, fines, penalties, costs and expenses, including reasonable attorneys' fees and court costs, and amounts paid in settlement, incurred in connection with any proceeding (whether a threatened, pending or completed action, suit or proceeding and whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal) to which an officer or director is made a party as a result of serving or having served as an officer or director of the Company, unless it is determined that such indemnification is not permitted under the Georgia Business Corporation Code (the "GBCC") and (ii) for the advancement or reimbursement of expenses incurred by an officer or director in advance of the final disposition of any proceeding resulting from his service as an officer or director, upon receipt of a written affirmation of such officer's or director's good faith belief that his conduct does not constitute behavior of a kind that would disqualify him from the right of indemnification. Copies of the forms of Indemnification Agreements for directors and officers of the Company are filed as Exhibit
(c)(7) to this Schedule 14D-9 and incorporated herein by reference.

   In addition to the Indemnification Agreements, the Company's Articles of Incorporation and Bylaws authorize and provide for indemnification of officers and directors of the Company. Article VIII of the Company's Articles of Incorporation and Article Eight of the Company's Bylaws are filed as Exhibits (c)(8) and (c)(9) to this Schedule 14D-9, respectively. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify the present and former officers and directors of the Company and its Subsidiaries, and persons who become any of the foregoing prior to the Effective Time, with respect to matters occurring at or prior to the Effective Time to the full extent permitted by Georgia law, the terms of the Company's Articles of Incorporation or By-laws as in effect as of the date of the Merger Agreement. See "Merger Agreement -- Indemnification and Insurance" in Item 3 of this Schedule 14D-9.

NON-COMPETITION AGREEMENTS

   In connection with the Offer and the Merger, PhoneTel has entered into Non-Competition Agreements with each of Rodger L. Johnson, the Company's President and Chief Executive Officer,

Anthony J. Palermo, the Company's Vice President, Sales and Marketing, C. Douglas McKeever, the Company's Vice President, Finance and two additional employees of the Company and expects to enter into a Non-Competition Agreement with Barry E. Selvidge, General Counsel and Vice President, Regulatory of the Company. The Merger Agreement also requires the Company to deliver a covenant not to compete in a form reasonably satisfactory to PhoneTel for Robert Bowling, the Company's Vice President, Operations, within five business days after the date of the Merger Agreement.

   The Non-Competition Agreements generally prohibit the above-named employees of the Company, (i) for a period of five years from the consummation of the Merger, from (a) purchasing any assets of PhoneTel or any Subsidiary thereof or (b) soliciting the current or future customers and suppliers of PhoneTel or any Subsidiary thereof to divert their pay telephone or inmate phone business to another entity or individual, (ii) for a period of three years from the consummation of the Merger, from (a) competing with the pay telephone and inmate phone business operated by PhoneTel or any Subsidiary thereof or (b) soliciting any employee or client of PhoneTel or any Subsidiary thereof to terminate his or her contractual relationship with PhoneTel or its affiliates or to become employed by or to enter into contractual relations with a competitor of PhoneTel or its affiliates, and
(ii) for a period of one year from the consummation of the Merger, from employing or causing to be employed any employee or consultant of PhoneTel or its affiliates (including employees of the Company).

   The Non-Competition Agreements also contain covenants of the above-named employees not to disclose any confidential information about PhoneTel or its affiliates without the prior written consent of PhoneTel. As consideration for the execution of such Non-Competition Agreements, Mr. Johnson will receive $1,450,000, each of Messrs. Palermo and McKeever will receive $200,000 and each of Messrs. Bowling and Selvidge will receive $100,000. Such consideration will be paid, without interest, in two equal installments, one-half upon the consummation of the Merger and one-half six months thereafter if the former employee has not violated the terms of such employee's Non-Competition Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 Recommendation of the Board of Directors

   The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company and unanimously recommends that shareholders of the Company accept the Offer and tender their Shares. A copy of a letter to all of the shareholders of the Company communicating the recommendation of the Board of Directors is attached as Exhibit (a)(5) hereto.

   As set forth in the Offer, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied. Shareholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the GBCC and Article VII of the Company's Articles of Incorporation, the approval of the Merger by more than two-thirds of the Company's existing directors (such transactions having been unanimously approved by the Board) means that the affirmative votes of the holders of only a majority (as opposed to any supermajority) of the outstanding shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder.

   The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, April 16, 1997, unless the Purchaser, in accordance with the terms of the Merger Agreement, extends the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Purchaser on March 14, 1997 announcing the Merger and the Offer is filed as Exhibit
(a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 Background of the Offer

   The following description was prepared by PhoneTel and the Company. Information about PhoneTel and the Purchaser was provided by PhoneTel and the Company takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

   In July 1996, Peter G. Graf, PhoneTel's Chairman and Chief Executive Officer, and Tammy L. Martin, Executive Vice President, Chief Administrative Officer and General Counsel of PhoneTel, met Rodger L. Johnson, President and Chief Executive Officer of the Company, at the Company's headquarters in Roswell, Georgia. Messrs. Graf and Johnson met again the following week. At such meetings, the parties discussed the public pay telephone industry generally, PhoneTel's acquisition strategy and, in general terms, the potential benefits of a strategic relationship between PhoneTel and the Company, including the possibility of combining the companies. Following these discussions, PhoneTel and the Company entered into the Confidentiality Agreement dated July 25, 1996 (a copy of which is attached as an exhibit to the Schedule 14D-1), pursuant to which, among other things, the parties agreed that any non-public information made available to the other would be held in strict confidence. In addition, under the Confidentiality Agreement, each party agreed not to purchase or sell securities of each other based on such information until such information is made, or becomes, publicly available. No confidential information was exchanged as the result of such meetings. There were no further substantive discussions between PhoneTel and the Company until February 1997.

   In January 1997, PhoneTel's senior management and its advisors reviewed the status of their internal discussions regarding the Company and considered preliminary value ranges for the Shares in light of a possible combination. PhoneTel's senior management concluded that, given the Company's prospects and the outlook for its financial performance, and the potential benefits of consolidation, PhoneTel should pursue further discussions with the Company regarding a possible combination. On February 4, 1997, at a meeting of the Board of Directors of PhoneTel, senior management of PhoneTel presented and discussed the potential benefits of a strategic relationship between PhoneTel and the Company.

   On February 19, 1997, Mr. Graf and Nickey B. Maxey, Vice Chairman of PhoneTel, accompanied by legal counsel for PhoneTel and representatives of CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") and Southcoast, met with Mr. Johnson, C. Douglas McKeever, Chief Financial Officer of the Company, and counsel for the Company to discuss a potential transaction between the Company and PhoneTel as well as, in general terms, the financing. At that time, management participants from PhoneTel indicated that it would be prepared to enter into a merger agreement, commence a tender offer and complete a transaction in the range of $11.50 per Share. PhoneTel also indicated the importance of securing non-competition agreements from key employees of the Company, particularly Mr. Johnson, and the willingness of PhoneTel to pay up to $1.5 million for such agreements.

   On February 26, 1997, at a regularly scheduled meeting, the Company's Board of Directors first considered PhoneTel's proposal in light of an array of other strategic alternatives, including (i) a refinancing of the Company's existing indebtedness that would enable the Company to continue to exist as an independent payphone and inmate phone operator; (ii) a merger or other form of potential business combination with a major payphone competitor other than PhoneTel; (iii) the possible sale by the Company of its inmate phone operations to a party that had expressed an interest in buying those operations for an amount in excess of $50 million; (iv) the possible sale by the Company of its payphone operations, which would have redirected the Company to focus its efforts on its inmate phone business; or (v) the sale of both the payphone and inmate phone operations separately. After substantial discussions of these various alternatives, particularly including the potential adverse tax consequences to the Company's shareholders of selling the Company's operations in separate transactions on a piecemeal basis, the Board asked management to review several growth scenarios, numerous levels of regulation impact and differences in future assumptions and report those findings to the Board at a future meeting. The Board also instructed Mr. Johnson to continue negotiations with PhoneTel and to seek an increase in the price to be paid in light of the Board's judgment that refinancing the Company's existing indebtedness and remaining as an independent company represented a viable and attractive strategy.

   On February 28, 1997, counsel for PhoneTel, on behalf of PhoneTel, sent a draft agreement and plan of merger to senior management of the Company and its counsel. During the period from February 19, 1997 through and including March 7, 1997, representatives of PhoneTel and the Company, including legal counsel, met by telephone conference on several occasions to discuss the price at which a merger might be approved by PhoneTel and the Company and to negotiate the terms of the draft agreement and plan of merger.

   On March 7, 1997, PhoneTel entered into an engagement letter with CIBC Wood Gundy, and on March 9, 1997, CIBC Wood Gundy delivered to PhoneTel a "highly confident" letter. Such engagement letter and "highly confident" letter have been superseded by the Engagement Letter and the "highly confident" letter of CIBC Wood Gundy dated March 14, 1997, each of which has been filed as an exhibit to the Schedule 14D-1. See Section 10 of the Offer to Purchase.

   On March 10, 1997, Messrs. Graf, Johnson and McKeever, together with counsel for PhoneTel and the Company, met in Atlanta, Georgia. At that meeting, Mr. Graf indicated that an acquisition by PhoneTel would be subject to a financing condition. After further discussion, Mr. Graf indicated that PhoneTel would be willing to pay $12.85 per Share to acquire the Company, to place $3 million in escrow to be paid to the Company in the event that such financing condition was not satisfied and to pay $2 million for the non-competition agreements.

   On March 9 and 11, 1997, the Company's Board of Directors held telephonic meetings to further consider the merger agreement and terms of the offer and the merger, and the related transactions. In response to the Board's concern regarding the uncertainty created by the financing condition and PhoneTel's desire to have a minimum condition greater than a majority of the outstanding shares on a fully-diluted basis, the Board instructed Mr. Johnson to seek an increase in the escrow deposit and to negotiate for the earliest possible date by which the tender offer could be completed. After further discussions between representatives of PhoneTel and the Company, PhoneTel agreed to increase the amount to be placed in escrow to $5 million and to complete the tender offer by May 19, 1997.

   On March 12, 1997, the Board of Directors of PhoneTel held a telephonic meeting to consider the proposed terms of the Merger Agreement, including the Offer and the Merger, and the related transactions, including the Financing (as defined in the Offer to Purchase). At such meeting, after a full discussion, the Board of Directors of PhoneTel approved the Merger Agreement, the Offer and the Merger and the transactions contemplated thereby, including the Financing.

   At meetings of the Board of Directors of the Company held on March 13 and 14, 1997, the Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders, and unanimously recommended that shareholders of the Company accept the Offer and tender their Shares. In connection with such determination and the Board of Director's approval of the Offer and the Merger, the Board of Directors voted unanimously (i) to amend the Rights Agreement, (ii) to exclude the Offer and the Merger from the scope of the Rights Agreement, (iii) to approve the Offer and the Merger under the "Georgia Business Combination Statute" and the "Georgia Fair Price Statute" (as each of such terms is defined in the Offer to Purchase) and (iv) to approve the Offer and the Merger and thereby exclude such transactions from the supermajority voting provisions of the Company's Articles of Incorporation. On March 14, 1997, J.C. Bradford & Co. LLC ("Bradford") delivered to the Company's Board of Directors its written opinion to the effect that the consideration to be received by the shareholders of the Company in the Offer and the Merger is fair to such shareholders from a financial point of view as of the date thereof. The opinion of Bradford is set forth in full as Exhibit (a)(4) hereto.

   Following the approval of the respective Boards of Directors, on March 14, 1997, PhoneTel, the Purchaser and the Company executed and delivered the Merger Agreement.

   On March 20, 1997, the Purchaser and PhoneTel commenced the Offer.

 Reasons for the Recommendation

   At meetings held on March 13 and 14, 1997, the Board of Directors of the Company unanimously (i) approved the Offer and the Merger (the "Transactions"), (ii) determined that the Transactions are fair to, and in the best interests of, the shareholders of the Company and (iii) resolved to recommend that shareholders accept the Offer and tender their Shares and, if necessary under the terms of the Merger Agreement, approve and adopt the Merger and any other Transactions contemplated by the Merger Agreement.

   In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Merger Agreement, including the amount and all-cash form of the consideration; (ii) the fact that the $12.85 per Share price represented a premium of approximately 44.7% over the last reported sales price of $8.875 per Share as reported on The Nasdaq Stock Market, Inc. National Market System on March 13, 1997, the last full trading date prior to the first public announcement of the Purchaser's intention to commence the Offer, and a more substantial premium over recent historical trading prices; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (v) the Board of Directors' thorough evaluation of the other strategic alternatives available to the Company and the risks associated with such other alternatives; (vi) the potential effect of the Transactions on the Company's relationships with its employees and customers; (vii) the likelihood that the proposed Merger would be consummated, including the conditions to the Offer; (viii) the competitive environment of the independent payphone industry; (ix) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Acquisition Proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Board of Directors of the Company determines in good faith, after receiving advice from outside counsel, that the failure to so respond could reasonably be expected to cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law, and that, under certain circumstances, the Company may enter into an agreement for a transaction representing a Superior Proposal (as defined in the Merger Agreement), upon payment of the Termination Fee or the reimbursement of Parent's expenses; (x) the fact that shareholders of the Company would be entitled to dissenters' rights under the GBCC in connection with the Merger; and (xi) the opinion of Bradford that the $12.85 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement is fair to such holders from a financial point of view. The opinion of Bradford contains a description of the factors considered, the assumptions made and the scope of review undertaken by Bradford in rendering its opinion. THE FULL TEXT OF THE OPINION RECEIVED BY THE COMPANY FROM BRADFORD IS FILED AS EXHIBIT (a)(4) TO THIS SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

   The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the price of $12.85 per Share. In addition, the Board of Directors considered the possibility that, in the unlikely event the Offer but not the Merger is consummated, the number of shareholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

   In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

   It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of restructuring its capital position through offerings of debt or equity securities or other strategic business combinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The Company retained Bradford to provide financial advice and assistance in connection with the possible sale of all or a portion of the Company. Pursuant to a letter agreement dated March 14, 1997 between the Company and Bradford, the Company has agreed to pay Bradford a fee of $1,000,000 (approximately 0.6% of the total value of the Transactions) for acting as financial advisor in connection with the Transactions in the event that 50% or more of the outstanding Shares are acquired pursuant to the Offer. The Company has also agreed to reimburse Bradford for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Bradford and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries other than as set forth in the following paragraph:

     On or about February 18, 1997, Late Stage Fund 1990 Limited Partnership, MVP Investors Limited Partnership, Late Stage Fund 1991 Limited Partnership and Chestnut Capital International III, four partnerships affiliated with Peter A. Schober, a director of the Company, sold an aggregate of 10,000 shares of Common Stock in open market transactions.

   (b) To the best of the Company's knowledge, all directors and executive officers of the Company and their affiliates presently intend to tender, pursuant to the Offer, all Shares beneficially owned by them, except for those Shares, if any, (i) held by such persons which, if tendered, could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act or (ii) with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated March 20, 1997.*

(a)(2)     Letter of Transmittal.*

(a)(3) Press release issued by the Company and the Parent on March 14, 1997.

(a)(4)     Opinion of J.C. Bradford & Co. LLC dated March 14, 1997.*

(a)(5) Letter to Shareholders dated March 20, 1997 from Rodger L. Johnson, President and Chief Executive Officer of the Company.*

(c)(1) Agreement and Plan of Merger dated as of March 14, 1997, among Parent, Purchaser and the Company.

(c)(2) Escrow Agreement dated March 14, 1997 by and among the Escrow Agent, the Company and the Parent.

(c)(3)     Employment Agreement dated November 6, 1995 between CCG and Rodger
           L. Johnson. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (Date of Earliest Event
           Reported: November 6, 1995).)

(c)(4) Stock Option Agreement dated November 6, 1995 between the Company and Rodger L. Johnson. (Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (Date of Earliest Event Reported: November 6, 1995).)

(c)(5) Stock Option Agreement dated January 2, 1996 between the Company and Anthony J. Palermo. (Incorporated by reference to Exhibit
           10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.)

(c)(6) Stock Option Agreement dated January 15, 1996 between the Company and C. Douglas McKeever. (Incorporated by reference to Exhibit
           10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.)

(c)(7) Forms of Indemnification Agreements for officers and directors of the Company.

(c)(8) Article VIII of the Amended and Restated Articles of Incorporation of the Company.

(c)(9)     Article Eight of the Company's Amended and Restated Bylaws.

(c)(10) Shareholder Rights Agreement dated as of July 25, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A registering certain Rights to Purchase Common Stock as filed on August 7, 1995.)

(c)(11) Amendment No. 1 dated as of March 13, 1996 to Shareholders Rights Agreement dated as of July 25, 1995, between the Company and First Union National Bank, as Rights Agent.
------------
* Included in documents mailed to shareholders.

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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COMMUNICATIONS CENTRAL INC.
                                          By: /s/ Rodger L. Johnson
                                              -----------------------------
                                              Rodger L. Johnson
                                              President and Chief Executive
                                              Officer

Dated: March 20, 1997